SECU[illegible] 05036933 [illegible]SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIRLIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6901 JERICHO TURNPIKE
(No. and Street)

SYOSSET (City) NEW YORK (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARRY E. SHAPIRO (516) 393-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY E. SHAPIRO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIRLIN SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Barry Shapiro
Signature

Chief Financial Officer
Title

Ilene B. Allen
Notary Public

ILENE B. ALLEN
NOTARY PUBLIC, State of New York
#4886165
Qualified in Nassau County
Term Expires March 2, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2-3
NOTES TO FINANCIAL STATEMENT	4-12

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Kirlin Securities, Inc.

We have audited the accompanying statement of financial condition of Kirlin Securities, Inc. (a wholly-owned subsidiary of Kirlin Holding Corp.) (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Kirlin Securities, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 15, 2005

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash		$ 1,857,414
Due from clearing brokers		3,945,774
Securities owned:		
U.S. government and agency obligations, at market value	$ 23,050	
State and municipal government obligations, at market value	872,391	
Corporate bonds and other securities, at market value	422,639	
Total securities owned		1,318,080
Rebate receivable		1,671,016
Representative loans		34,795
Fixed assets, at cost, net of accumulated depreciation and amortization of $2,622,216		96,992
Due from Parent		460,466
Deferred tax assets		1,410,883
Other assets		633,619
TOTAL ASSETS		$ 11,429,039

The accompanying notes are an integral part of this financial statement.

STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 540,210	
Accrued compensation payable	943,273	
Accounts payable and accrued expenses	1,854,609	
TOTAL LIABILITIES		$ 3,338,092
SUBORDINATED BORROWINGS		1,812,500
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, par value $.001; 100 shares authorized; 10 shares issued and outstanding	--	
Additional paid-in capital	10,009,243	
Accumulated deficit	(3,730,796)	
TOTAL STOCKHOLDER'S EQUITY		6,278,447
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 11,429,039

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Kirlin Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly-owned subsidiary of Kirlin Holding Corp. ("KHC" or the "Parent"), a U.S. public corporation.

The Company is a full-service, retail-oriented brokerage firm, specializing in the trading and sale of both equity and fixed income securities, including mutual funds to customers, as well as, proprietary trading for its own account. The Company also offers a managed assets portfolio program to manage the financial assets of its clients. The Company is an introducing broker and clears all transactions through clearing organizations on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934. The Company has offices in New York and New Jersey.

NOTE 2 - Summary of Significant Accounting Policies

Securities Transactions
Securities transactions are recorded on a trade date basis.

Substantially all of the Company's financial instruments are carried at market value with the exception of non-marketable securities which are valued at fair value as determined by management and have no fair value at December 31, 2004.

Use of Estimates in the Financial Statement
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fixed Assets
Fixed assets are recorded at cost. Furniture and fixtures and office equipment are depreciated on a straight-line basis over the economic useful lives of assets, which range from three to five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

The Company is engaged in trading and a broad range of securities brokerage and investment services to retail customers, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of their business. The Company permits the clearing firms to extend credit to their customers secured by cash and securities in the customer's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's customers. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable. At December 31, 2004, there are no amounts due from customers included in the accompanying statement of financial condition.

The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk. The Company may receive warrants or purchase options as part of its underwriting and placement agent activities.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the accompanying statement of financial condition at December 31, 2004, at the market values of the related securities and will incur a loss if the market value of these securities increases subsequent to December 31, 2004.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits. At December 31, 2004, the Company had balances in excess of the FDIC limits.

NOTE 2 - Summary of Significant Accounting Policies, continued

Non-Marketable Securities
Non-marketable securities represent investments in restricted shares in public companies and shares in privately held companies not readily marketable, which have been valued at fair value as determined by management.

Income Taxes
The Company files for income tax purposes on a consolidated basis with KHC; however, the Company's income tax has been calculated on a separate return basis for these financial statements. Federal and New York State income taxes payable are payable to the Parent. The Company recognizes deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax amount will not be realized.

Representative Loans
The Company loans money to certain registered representatives as an incentive for their affiliation with the Company. The registered representatives sign an employment agreement and promissory note with the Company for a specified term.

NOTE 3 - Due from Clearing Brokers

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in this financial statement, to its clearing brokers, which maintain the customers' accounts and clear such transactions. Additionally, these clearing brokers provide the clearing and depository operations for the Company's proprietary securities transactions.

At December 31, 2004, there were no material unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions. In addition, at December 31, 2004, substantially all of the securities owned and securities sold, not yet purchased, and the amount due from the clearing brokers reflected in the accompanying statement of financial condition are security positions with and amounts due primarily from one clearing broker.

NOTE 4 - Securities Sold, Not Yet Purchased, at Market Value

Securities sold, not yet purchased, consist of the following:

	Amount
State and municipal obligations	$ 43,250
Corporate bonds and other securities	496,960
	$540,210

These represent obligations of the Company to deliver specified securities by purchasing the securities in the market at prevailing market prices.

NOTE 5 - Clearing Agreement and Rebate Receivable

The Company has a clearing agreement with a clearing broker, under which clearing and other related services are provided to the Company. As provided in the clearing agreement, the clearing broker will rebate in amounts and at dates specified in the agreement, 50% of the clearing fees and other items (as defined) up to a maximum of $2,500,000. During the year ended December 31, 2004, the Company received cash from their clearing broker in the amount of $250,000, which was used by the Company to repay $250,000 of the subordinated borrowings (see Notes 11 and 14). As of December 31, 2004, the total rebate earned by the Company but not yet received amounted to $1,671,016.

NOTE 6 - Fixed Assets

Fixed assets at December 31, 2004 consists of the following:

	Amount
Furniture and fixtures	$ 373,678
Office equipment	1,943,234
Leasehold improvements	402,296
	2,719,208
Less: accumulated depreciation and amortization	(2,622,216)
Fixed assets, net	$ 96,992

NOTE 6 - Fixed Assets, continued

During the year ended December 31, 2004, the Company sold and disposed of fixed assets with a net book value of $7,249 for a total sales price of $25,000. At December 31, 2004, the Company has received cash proceeds of $14,288 and the remaining receivable of $10,712 is recorded in other assets in the accompanying statement of financial condition.

NOTE 7 - Due from Parent

Due from Parent includes advances to the Parent in exchange for the Parent's issuance to the Company's employees of KHC stock under KHC's two stock plans. The KHC stock is issued by KHC to employees of the Company and is restricted and cliff vests over periods up to five years from the date of issuance. Any employee who terminates their employment prior to the stock vesting, forfeit their rights to receive the stock. The amount due from Parent is adjusted by income taxes of the Company which are paid by KHC. The amount due from Parent is non-interest bearing and has no specified due date.

NOTE 8 - Income Taxes

The deferred tax assets at December 31, 2004 result from the following:

	Amount
Net operating loss carryforwards	$ 394,997
Unrealized depreciation on non-marketable securities	105,829
Allowance for doubtful accounts on representative loans	248,355
Depreciation and amortization	161,106
Accrued compensation payable	613,954
Accrued expenses	215,558
	1,739,799
Less: valuation allowance	(328,916)
Deferred tax assets, net	$1,410,883

In recognition of the uncertainty regarding the ultimate amount of future income tax benefits to be derived from these deferred tax items, the Company has recorded a valuation allowance of approximately $329,000 at December 31, 2004. A reduction in the valuation allowance of approximately $209,000 has been recorded during the year ended December 31, 2004 because it is more likely than not that a significant portion of the deferred tax assets will be realized.

NOTE 8 - Income Taxes, continued

The Company has various state net operating loss carryforwards of approximately $3,796,000 and federal net operating loss carryforwards of approximately $449,000. These net operating loss carryforwards are available to offset future federal and state taxable income through 2024.

NOTE 9 - Commitments

Leases

The Company leases office space and office equipment at several locations under non-cancelable leases expiring at various times through October 31, 2007. Several leases contain provisions for escalations based on increases in certain costs incurred by the lessor.

During March 2004, the Company extended two of its office leases, which resulted in an additional future rental commitment of $423,810. During January 2005, the Company extended one of its office leases which resulted in an additional future rental commitment of $75,660.

The minimum annual rental payments for these leases are as follows:

For the Year Ending December 31,	Amount
2005	$ 957,576
2006	272,310
2007	108,341
Total	$1,338,227

During the year ended December 31, 2003, the Company vacated its rental leases in New York City and Florida. As these leases are non-cancelable, the Company is required to pay the remaining balances on these lease commitments. As a result of the Company vacating the New York City lease, the Company has approximately $49,000 remaining in accounts payable and accrued expenses in the accompanying statement of financial condition, which represents the difference between the Company's remaining obligations to the lessor after taking into account the sub-lease payments as defined below. The Company has approximately $399,000 remaining in accounts payable and accrued expenses in the accompanying statement of financial condition related to the Company vacating its Florida lease.

NOTE 9 - Commitments, continued

Leases, continued
During the year ended December 31, 2004, the Company entered into a non-cancelable sub-lease of its former New York City office space to a third party which expires on October 30, 2005. Minimum lease payments under this sub-lease will be $11,035 per month.

Letter of Credit
Other assets include a certificate of deposit, which is collateralizing a letter of credit for the benefit of a landlord, in the amount of $100,000. At December 31, 2004, there were no amounts drawn down on this letter of credit.

Employment Contracts
As of December 31, 2004, the Company has employment agreements with certain executives through August 2008. The agreements provide for base salaries, discretionary bonuses, and allowances.

The minimum annual payments are as follows:

For the Year Ending December 31,	Amount
2005	$ 755,000
2006	755,000
2007	755,000
2008	503,333
	$2,768,333

Retirement and Savings Plan
The Company sponsors a retirement and savings plan for all full-time employees over the age of 20.5 pursuant to Section 401(k) of the Internal Revenue Code. Employees become eligible to contribute to the plan after 3 months of employment. Under the plan, eligible employees may contribute up to 15% of their pre-tax compensation (up to the legal limit).

NOTE 10 - Contingencies

In the normal course of the Company's business, the Company is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters and the reserves established by the Company, that the resolution of all claims presently pending will not have a material adverse effect on the financial condition of the Company.

During the year ended December 31, 2004, the Company and certain present or former Company personnel concluded a settlement with the NASD to resolve three NASD disciplinary proceedings and an investigation by the NASD Department of Enforcement relating to alleged violations of NASD Conduct Rules and the federal securities laws occurring from late 1995 to 2001. Each of these disciplinary proceedings and the investigation were previously reported by the Company in the prior year financial statements. Pursuant to the settlement, without admitting or denying any violation or wrongdoing, the Company consented to a fine in the amount of $155,800, restitution to customers in the amount of $1,044,732 and the requirement for the Company to pre-file all of its advertising materials for one year. The Company also agreed to retain, at its own expense, an independent consultant to review and make recommendations concerning the adequacy of the Company's current supervisory and operating procedures as they relate to the settled matters. The independent consultant's recommendations must also be submitted to the NASD. At December 31, 2004, all amounts due under this settlement agreement have been paid out by the Company.

NOTE 11 - Subordinated Borrowings

Subordinated borrowings which have been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("rule 15c3-1") represent a subordinated loan arrangement between the Company's main clearing broker, in the original amount of $2,500,000. The agreement is non-interest bearing and called for a principal payment of $250,000 on March 31, 2003 and equal payments of $62,500 at the end of each subsequent calendar quarter through March 31, 2005, on which date the entire unpaid principal balance of $1,812,500 is due. As of December 31, 2004, total cumulative payments made by the Company on this loan amount to $687,500 and the remaining unpaid principal balance is $1,812,500, of which $1,812,500 was repaid on February 7, 2005 (see Note 14).

NOTE 11 - Subordinated Borrowings, continued

In addition, under the terms of the subordinated loan agreement, the Company is required to maintain net capital at all times until the loan is repaid in an amount at least equal to the sum of the outstanding principal balance of the loan plus 100% of the net capital amount the Company is required to maintain in accordance with rule 15c3-1.

NOTE 12 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater.

At December 31, 2004, the Company had net capital, as defined, of $3,608,816, which exceeded its minimum net capital requirement of $250,000 by $3,358,816. The Company's ratio of aggregate indebtedness to net capital was 0.78 to 1 at December 31, 2004.

NOTE 13 - Stockholder's Equity

KHC has two stock plans covering 1,600,000 shares of KHC's common stock, pursuant to which officers, directors, key employees and consultants of KHC and the Company are eligible to receive incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options and other stock-based awards. At December 31, 2004, options to purchase 398,077 shares of KHC common stock at exercise prices between $1.45 and $48 per share are outstanding to employees of the Company. Such options vest over periods of up to five years and are exercisable at various dates through March 2014.

NOTE 14 - Subsequent Events

On February 2, 2005, the NASD approved the Company's request to prepay the remaining principal balance in the amount of $1,812,500 related to the subordinated loan arrangement with its clearing broker. On February 7, 2005, the Company repaid this amount with the proceeds from the collection of the rebate receivable of $1,671,016 and the proceeds from a short-term loan from the clearing broker of $141,484.